Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

BROKAT AG - SIX MONTHS REPORT 2000

Ladies and Gentleman,

the motto for the second quarter of Fiscal Year 2000 was "Building the International e-powerhouse." With the acquisition of two US software companies, Blaze Software and GemStone, Brokat has taken another decisive step on the road to becoming a global player. The products of both Blaze and GemStone are excellently positioned and complement our core product TwisterTM with additional future-oriented technologies for innovative e-business solutions. The acquisitions have expanded our staff by an additional 400 highly qualified employees, especially in the US. In the second quarter, we also gained new US customers in the financial applications sector, and further increased US revenues to 14.8% of total revenue.

The Managing Board

Brokat at a Glance

Key Figures                                 Six month            Six month
                                            ended June, 30       ended June, 30   Change
                                            2000                 1999             YOY
                                            ----                 ----             ---
Sales                      DM '000          81.729               42.816           91%
Gross Margin                                60%                  51%
EBITDASO                   DM '000          -19.980              -9.334           114%
Net Loss                   DM '000          -76.686              -25.394          202%

International Sales        DM '000          48.254               7.707            526%
Licenses Sales             DM '000          38.499               15.598           147%
Partner Sales              DM '000          21.127               16.787           26%

Shareholders Equity        DM '000          194.091              217.939          -11%
Balance Sheet Total        DM '000          496.167              275.070          80%
Equity Ratio                                39%                  79%

Net Cash Flow

from Investing             DM '000          11.956               36.577           -67%
Cash                       DM '000          163.856              7.141            2.195%

Total Number of Employees,
Brokat Group                                814                  512              59%

Acquisitions strengthen products and US presence

The market for e-business solutions is international, and the US is one of most important markets strategically. In addition to expanding our market presence, our objective is to expand and strengthen our product portfolio by means of a very focused acquisition strategy. We have taken another decisive step in this direction with the planned acquisitions of two US software companies, Blaze Software in San Jose, California and GemStone in Beaverton, Oregon. Both companies are an excellent fit in terms of technology and structure. With these acquisitions we add important functionality in terms of Customer Relationship Management (CRM) and Java components which complement our Twister(TM) platform. We also gain access to innovative functionality at a lower cost than if we had developed them internally and get the opportunity to expand our market presence quickly.

Furthermore, both companies provide us with technology that makes it possible to implement solutions for our customers even more rapidly. We are financing the acquisitions in an all share deal by issuing Brokat shares. The number of Brokat shares thereby increases by approximately 25 percent. At the same time our revenues increase by more than 50 percent, on the basis of 1999 figures. Our shareholders will benefit from this increase in value. In addition 190 Blaze employees, 143 GemStone employees and 141 Brokat employees in the US, will give us a strong presence in North America, the most important market for e-business. With that, of the 1.200 employees worldwide about 500 employees will work in the US. Because of our strong mobile business components, we think that Brokat is very well-positioned in North America. In recent months, the topic of mobile business has gained new momentum in the US, which positions Brokat and our experience in the European mobile sector in the right place at the right time. The acquisitions will also produce significant synergy on the costs and earnings side, which will be reflected in a shorter time to profitability. The complementary products create significant cross-selling potential in all three sales organizations, especially in the US. Blaze's core product, Blaze Advisor, is a software infrastructure for CRM. With the acquisition of Blaze, therefore, Brokat's e-Services Platform Twister is being expanded to include new functions in the CRM area. Software for CRM allows companies to optimize their customer relationships. For example, specific offers can be sent to targeted groups of customers. Companies can also intensify contact with their customers via different channels such as the Internet and mobile communications.

GemStone, with its core product GemStone/J, offers a leading Enterprise Java Beans (EJB) Application Server for critical e-business processes. EJB is a standard developed by Sun Microsystems for the architecture of server components that are written in the Java programming language. E-business solutions can thereby be implemented on the basis of J2EE (Java2 Platform Enterprise Edition). In the future, Twister will also support this widely accepted industry standard.


New Customers in North America

Brokat also did win new North American customers in the second quarter. Charter One Financial, one of the 30 largest US banks, selected Twister and the financial applications, which are based on the Twister platform. Charter One will offer online banking to its retail and corporate customers, and will give them the possibility to conduct banking transactions from a mobile phone. With the addition of Brokat's products, customers will be able to access the bank's services at their branch office or by telephone, via the Internet and their mobile phones. Toronto Dominion Bank, Canada's largest bank with 2.2 million online accounts, and the third-largest online bank in the world, also offers its corporate customers comprehensive Twister-based cash management services. Another new customer using the TwisterTM plattform is Huntington Bancshares Inc. The bank is one of the largest regional banks in the US with 600 branch offices and offers Internet based cash management and banking services using the Twister platform. In Germany, we have also won an innovative e-business project with WestLB. WestLB is a German bank and among the largest banks of Europe. The bank is using Brokat technology as the basis for its new Internet-based cash management system.


Brokat goes Mobile

The Mobile Revolution has its own distinctive handwriting. That is the message of the first global campaign on the subject of Mobile Business, which Brokat and the other members of the Mobile Electronic Signature Consortium launched in April. The goal of the campaign was to further establish Brokat as a worldwide leader in IT and to promote its new Mobile Business activities. The centerpiece of the campaign was a major insert published in leading international business media, including the Frankfurter Allgemeine Zeitung, Financial Times, Wall Street Journal and the South China Morning Post. We are already seeing the rewards of this campaign. For example, we have concluded a partnership in Asia with Mastercard and Siemens, in which the three leading companies are pooling their know-how to build the world's first complete mobile commerce system. Using this system, companies can offer services such as payment or auctions to their customers via the customers' mobile phones. An additional component of our mobile business activities was unveiled at the SAP Sapphire fair in Berlin, where we demonstrated how mobile terminals can be securely linked to my.SAP.com solutions, and how an SAP system can be accessed via a WAP mobile phone using Twister. The Mobile Electronic Signature Consortium, which we launched in December of last year, continues to grow. Eleven new international members had joined by late May, including the Bank of Tokyo-Mitsubishi, Cable & Wireless, Hewlett-Packard and Mitsubishi Electric Corporation. The Consortium now includes 25 international mobile telephone and IT companies and is promoting the definition of a worldwide standard for digital signatures using mobile devices.


New Partners

An important objective of our partnering activities is to link up with internationally recognized and influential partners. We took another step toward achieving this objective in April, when we signed a worldwide strategic partnership agreement with Bull, the French information technology company. Bull will use the Twister platform and offer it in combination with its extensive know-how as part of its system integration and consulting services in the financial services market. In the context of this partnership,

Bull will continue to invest in recruiting and training programs over a three-year period. More than 100 developers and consultants are being trained specifically in the integration of Brokat products for the realization of e-finance solutions. We are also cooperating in the development of new technologies, in particular to enhance Bull's know-how in the fields of advanced server technology, security, network management and smart card solutions. For this purpose, Bull plans to establish two competency centers in Great Britain and France.


Italian Subsidiary Established

We continued to expand our presence in the European market by establishing a subsidiary in Italy. The primary target groups in Italy include financial services providers and Internet service providers. Because of the popularity of mobile phones in Italy, we consider the Italian market especially attractive for our m-business solutions, such as Mobile Payment and Mobile Banking.


Shareholders' Meeting approves Employee Stock Ownership Program and change of Corporate Name At the company's second Shareholders' Meeting on May 26 in Stuttgart, Germany, the more than 300 shareholders adopted a series of resolutions, including a change in the name of the company from Brokat Infosystems AG to Brokat AG. Another important item on the agenda was the adoption of a new Employee Stock Ownership program. Brokat is enhancing its attractiveness as an employer by issuing a convertible bond. This new program will not result in any expenditure effecting results of the company, as was the case with the stock options program adopted previously. To service the conversion into shares by the participants in the program, the shareholders also approved a conditional capital increase by up to 2.6 million Euro. At the same time, the management board was authorized to acquire treasury shares in the amount of up to ten percent of the company's capital stock. Financial Information The consolidation of Fernbach Financial Software S.A., a Luxembourg company, was completed as of May 19 of this year. Fernbach's revenues will be included in Brokat's consolidated revenues from that date forward. Compared to the first six months of 1999, revenues increased by 91% from TDM 42,816 to TDM 81,729 in the first six months of 2000.

On a quarterly basis, revenues increased by 72% from TDM 25,173 in the Q2 1999 to TDM 43,247 in Q2 2000. This increase was achieved in spite of an intended reduction in sales from tradable goods from the unusually high level in Q2 1999. Due to a hardware sale to a strategically important partner, tradable good reached 40% of revenues in Q2 1999, which is atypical of Brakat's revenue structure. In Q2 2000 revenues from the sale of tradable goods could be successfully reduced to 1% of averall sales.

Revenues from licensing increased by 147% in the first half of 2000 to TDM 38,499 or 47% of total revenue compared to the same six-month period of the previous year. On a quarterly basis, licensing revenue therefore tripled from TDM 6,450 in the second quarter of 1999 to TDM 19,528 in the second quarter of 2000. Revenues from Customer Support and Professional Services increased by 158% and 153% respectively to TDM 8,891 and TDM 31,094 in the first six months of 2000.

Revenues from international sales increased by 526% compared to the prior-year period, from TDM 7,707 or 18% of total revenues in the first six months of 1999 to TDM 48,254 or 59% of total revenues in the first six months of 2000. On a quarter-to-quarter comparative basis, international revenues increased by 341% from the second quarter of 1999 to the second quarter of 2000. Revenues from the US have increased particularly strongly over the last two quarters. In the first six months of 2000, the US became the second strongest revenue generator behind Germany, where the company earns the majority of its revenues. The US accounted for 12.6% of total revenues, followed by Great Britain at 12.0%. In the second quarter of 2000, 14.8% of revenues were generated in the US.

In spite of the strong growth of international projects, which are handled predominantly by our own Professional Services Teams, partner revenues also increased by 26% on a six months basis compared to the same period of the previous year, from TDM 16,787 in 1999 to TDM 21,127 in 2000, and by 50% based on a quarterly comparison from TDM 6,024 in the second quarter of 1999 to TDM 10,716 in the second quarter of 2000.

The unusually high revenues from the sale of tradable goods in the second quarter of 1999 also had an effect on the gross profit margin of that quarter, which, contrary to the trend, was only 38.6%. In the second quarter of this year, a margin of 60.8% could be achieved which resulted in the current six-month margin of 59.8%, compared to a 51.1% margin from the six-month period of the previous year.

Since the consolidation of MeTechnology and TST in the second half of 1999, there has been a resulting increase in research and development (R&D) expenses. Therefore, R&D expenses increased from 11% of revenues in the first six months of 1999 (TDM 4,837) to 26% of revenues (TDM 21,437) in the first six months of 2000.

As a result of increased legal fees and consulting costs in the context of Brokat's expansion strategy and administrative costs for the establishment of additional subsidiaries, general and administrative expenses on a six-month basis increased from 15% to 19% of revenues.

As expected, sales and marketing costs increased in the context of our international expansion plan during the second quarter of 2000. The increase resulted from intensified marketing activities and new hires in sales and marketing. Nevertheless, the selling expenses could be decreased from 54% to 44% of revenues in the first six months of 2000, compared to the first six months of 1999.

Mainly as a result of our expansive marketing strategy the EBITDASO margin changed as expected from -22% in the first six months of the prior year (TDM -9,334) to -24% (TDM -19,980) in the comparable period of this year. The costs of amortizing goodwill and the costs of the employee stock ownership program, which are shown in the profit & loss statement but have no effect on the company's liquidity, were TDM -15,184 and TDM -30,735 in the first six months of 2000, compared to TDM -4,020 and TDM -10,280 respectively for the first six months of 1999. Net income was therefore TDM -76,686 for the first six months of 2000, compared to TDM -25,394 for the first six months of 1999.

The cash flow statement as of the end of the first six months of 2000 is characterized, as in the first quarter, by the bond issue in the amount of 125 million Euro placed in March and a net capital inflow of DM 237 million. The investment by Intel announced late last year also became legally binding on May 12, 2000, resulting in a capital inflow of 10 million Euro.


On the investment side, Brokat acquired

a 1.4% interest for DM 5.5 million in the Belgian company Customer Dialogue Systems nv. After reduction of "short-term bank loans" from TDM 42,271 to TDM 174 and the repayment of TDM 5,665 in "other short-term debt", the company had TDM 163,856 in cash as of the end of the first six months of 2000.

The increase in "trade accounts receivable" to TDM 63,419 as reflected in the consolidated balance sheet is partly the result of large orders that include long payment terms. In addition, the application of the "percentage of completion" method results in a duplicate item in "accounts receivable" and in "billings in excess of cost and estimated earnings on uncompleted contracts." The offsetting of these two items results in a better comparable number with respect to the revenue development.

"Prepaid expenses and other current assets" increased to TDM 21,781 due to accruals entries for consultancy fees in connection with the bond issue. At the same time, the item "other accrued expenses and current liabilities" increased to TDM 17,217 as a result of the assignment of interest costs associated with the bond issue to other accounting periods. After the acquisition of Fernbach Financial Software S.A., total assets as of June 30, 2000, were TDM 496,167. The equity ratio was 39%.


Number of Employees

The number of employees continued to increase as a result of the company's ongoing expansion efforts. New hires and the consolidation of Fernbach S.A., Luxembourg, which was formally completed on May 19, 2000, increased the number of Brokat's employees worldwide from 631 in the first quarter to 814 in the second quarter of 2000.

The majority of growth in the second quarter took place in two key areas. The Sales and Marketing Division added 38 new employees, bringing its total to 185. The Research and

Development Division had already increased the number of employees to 201 in the first quarter to prepare for future projects, and added another 56 new employees in the second quarter, primarily as a result of the consolidation of Fernbach, for a total of 257 employees.

The merger between MeTechnology AG, Germany, with Brokat AG, Germany, was also completed on May 29, 2000. For the reporting period the total number of employees from both companies is shown a 430 for Brokat AG, Germany, which represents an effective increase of 29 employees.

In the international subsidiaries, the US subsidiary added 28 employees, the Austrian subsidiary added 5 and Brokat Asia in Singapore added 3 new employees. A new subsidiary, Brokat s.r.l., Italy, was also established with 4 employees.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTH ENDED JUNE 30, 2000 AND 1999 AND FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999 (ACCORDING TO US-GAAP)

----------------------------------------------------------------------------------------------------------------------
                                              II. Quarter          II. Quarter         Six months         Six months
                                                  2000                1999              ended               ended
                                               April 1 -            April 1 -            June                June
                                             June 30, 2000        June 30, 1999         30, 2000           30, 1999
                                                DM '000              DM '000              TDM                TDM
======================================================================================================================
Licences                                             19,528               6,450             38,499             15,598
Tradable goods                                          406              10,118              3,207             11,447
Professional services                                18,365               6,797             31,094             12,275
Customer support                                      4,945               1,752              8,891              3,440
Other                                                     3                  56                 38                 56
----------------------------------------------------------------------------------------------------------------------
Total sales                                          43,247              25,173             81,729             42,816
----------------------------------------------------------------------------------------------------------------------
Cost of sales                                       -16,966             -15,462            -32,870            -20,954
----------------------------------------------------------------------------------------------------------------------
Gross profit                                         26,281               9,711             48,859             21,862
----------------------------------------------------------------------------------------------------------------------
Selling expenses                                    -20,679             -13,379            -36,283            -23,313
General and administrative expenses                  -8,659              -4,046            -15,725             -6,547
Research and development                            -11,328              -2,874            -21,437             -4,837
Operating result (without goodwill                   14,385             -10,588            -24,586            -12,835
amortization and non-cash charges from
employee stock options)
Other income and expenses, net1)                     -2,107               2,156                460              1,711
Minority interest                                        36                  59                 99                 90
----------------------------------------------------------------------------------------------------------------------
EBITDASO2)                                           14,662               7,433            -19,980             -9,334
----------------------------------------------------------------------------------------------------------------------
Depreciation included in the operating               -1,794                -940             -4,047             -1,700
expenses
Amortization of goodwill and
Intangible assets from acquisitions                  -8,026              -4,020            -15,184             -4,020
Non cash charges associated with stock              -10,378              -5,140            -30,735            -10,280
option grants
----------------------------------------------------------------------------------------------------------------------
EBIT                                                -34,860             -17,533            -69,946            -25,334
----------------------------------------------------------------------------------------------------------------------
Net interest                                         -5,582                -275             -6,410                 53
----------------------------------------------------------------------------------------------------------------------
Income before taxes                                 -40,442             -17,808            -76,356            -25,281
----------------------------------------------------------------------------------------------------------------------
Income taxes, net                                        22                -113               -227               -113
Other taxes, net                                        -92                   0               -103                  0
                                             ===============
Net loss                                            -40,512             -17,921     2      -76,686            -25,394
----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share                      -1.50               -0.91              -2.84              -1.29
Weighted average number of common shares         27,083,699          19,694,650         26,966,236         19,694,650
outstanding                                                                                      6                  0

1) includes gain/ losses from currency exchnge translations from revaluation of receivables/ liabilities in foreign currency

2) EBITDASO = Earnings before Interest, Tax, Depreciation, Amortization and Stock Options

          CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2000 AND DECEMBER
                                    31, 1999
                             (ACCORDING TO US-GAAP)

-------------------------------------------------------------------------------------------------------------
                                                                            JUNE 30,           DECEMBER 31,
                                                                              2000                1999
                                                                            DM '000             DM '000
-------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                     163,856              6,963
Accounts receivable, trade                                                     63,419             36,187
Cost and estimated earnings in excess of billings on uncompleted                2,965              1,965
contracts
Advances on purchase commitments                                                    0              3,000
Prepaid expenses and other current assets                                      21,781              6,795

Total current assets                                                          252,021             54,910

Computer equipment                                                             19,080             12,813
Furniture and fixtures                                                          9,699              5,296
Less: accumulated amortization                                                -14,397             -8,607
                                                                      ---------------------------------------
                                                                               14,382              9,502
                                                                      ---------------------------------------


Goodwill                                                                      245,267            188,887
Other intangible assets                                                        10,130              8,448
Less: accumulated amortization                                                -36,627            -20,547
                                                                      ---------------------------------------
                                                                              218,770            176,788
                                                                      ---------------------------------------

Investments in associated companies                                                 0              4,139
Other long-term investments                                                     6,631              1,013
Deferred income taxes                                                           4,363              2,333
                                                                      ---------------------------------------
TOTAL ASSETS                                                                  496,167            248,685
                                                                      =======================================

                                                                            JUNE 30,          DECEMBER 31,
                                                                              2000                1999
                                                                            DM '000             DM '000
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt to banks                                                         174             42,271
Other Short-term debt                                                              0              5,665
Accounts payable, trade                                                        8,391              5,043
Payroll related accruals                                                       8,852              5,296
Tax-related accruals                                                           4,096              2,150
Billings in excess of cost and estimated earnings on
uncompleted contracts                                                          5,546              1,818
Other accrued expenses and current liabilities                                17,217              6,264
Deferred income                                                                4,853              3,579
Deferred income taxes                                                          4,025              2,377

                                                                      ---------------------------------------
TOTAL CURRENT LIABILITIES                                                     53,154             74,463
                                                                      ---------------------------------------

Long-term debt to bank                                                         2,000              2,000
Other long-term debt                                                         246,596              1,850

TOTAL LIABILITIES                                                            301,750             78,313

Minority interest                                                                326                426

SHAREHOLDERS' EQUITY:
Common Stock                                                                  53,416             52,512
Additional paid-in capital                                                   449,336            343,260
Accumulated deficit                                                         -185,719           -109,064
Deferred compensation                                                       -118,809           -113,376
Accumulated other comprehensive income (loss)                                 -4,133             -3,386

TOTAL SHAREHOLDERS' EQUITY                                                   194,091            169,946

                                                                      ---------------------------------------
Total liabilities and shareholders equity                                    496,167            248,685
                                                                      =======================================

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH ENDED JUNE 30, 2000 AND JUNE 30, 1999 (ACCORDING TO US-GAAP)

---------------------------------------------------------------------------------------------------------
                                                                           SIX MONTH ENDED
                                                                 JUNE 30, 2000         JUNE 30, 1999
                                                                    DM '000               DM '000
---------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss                                                              -76,686              -25,394
Adjustments to reconcile net loss to net cash used in operating activities
Minority interest                                                         -99                  -90
Depreciation and amortization                                          19,231                5,720
Gain on disposal of property and equipment                                  0                   -2
Deferred income taxes                                                    -381                    0
Non-cash charges associated with stock option grants                   30,735               10,280
Changes in operating assets and liabilities:
   Accounts receivable                                                -23,963              -20,247
   Net changes in cost and estimated earnings in
excess of billings                                                      3,823                3,186
   Prepaid expenses and other current assets                          -11,378                  790
   Accounts payable, trade                                              2,676                3,459
   Payroll and tax related accruals                                     2,796                2,050
   Other accrued expenses and liabiltities                              9,613               -3,123
   Deferred income                                                     -1,998                 -319
                                                             --------------------------------------------
Net cash used  in operating activities                                -45,631              -23,690
                                                             --------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Acquisitions of intangible assets                                      -1,124               -4,745
Purchases of property and equipment                                    -6,607               -2,694
Purchases of investments                                               -5,357                    0
Acquisitions, net of cash acquired                                      1,132              -29,431
Proceeds from sale of property and equipment                                0                  293
                                                             --------------------------------------------
Net cash used in investing activities                                 -11,956              -36,577
                                                             --------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Net change in short-term debt                                         -47,761                    0
Proceeds from debt issuances                                          244,744                    0
Proceeds from secondary offering net of costs                          18,244                  219
                                                             --------------------------------------------
Net cash provided by financing activities                                  215,227                   219
                                                             --------------------------------------------

EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH                                   -747                -1,650

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS                                                  156,893               -61,698
At the beginning of the period                                               6,963                68,839
At the end of the period                                                   163,856                 7,141

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest                                                                       867                   616
Income taxes                                                                     0                     0
---------------------------------------------------------------------------------------------------------

Effective as of May, 2000 Brokat Ag exercised its option to acquire the remaining 74.9 % of interest in Fernbach Financial Software S. A., Luxembourg through the issuance of 182,838 of the Company's common shares. TDM 148 of incidental acquisition costs were paid in cash.

EMPLOYEE STRUCTURE AS OF JUNE 30, 2000 AND A OF MARCH 31, 2000

-------------------------------------------------------------------------------------------------------
                                                                      JUNE 30,            MARCH 31
                                                                        2000                2000
-------------------------------------------------------------------------------------------------------
Brokat AG, Germany                                                        430                279

Brokat Infosystems Ges.m.b.H., Austria                                     13                  8

Brokat Systeme AG, Switzerland                                              7                  5

Brokat Infosystem s.a.r.l. Luxembourg                                      10                  9

Brokat Ltd., UK                                                            37                 37

Brokat s.r.l., Italy                                                        4                  0

Brokat Americas Inc., USA                                                 141                113

Brokat Asia Pte. Ltd., Singapore                                           38                 35

Brokat Australasia Pty.Ltd., (Australia and Newzealand)                     6                  5

Brokat Japan Ltd., Japan                                                    7                  7

MeTechnology Kft, Hungary                                                  11                 11

MeTechnology AG, Germany1)                                                  0                122

Fernbach Financial Software S. A., Luxembourg2)                           110                  0
-------------------------------------------------------------------------------------------------------
BROKAT TOTAL                                                              814                631
-------------------------------------------------------------------------------------------------------
- Finance & Organization                                                  137                 93

- Research & Development                                                  257                201

- Customer & Professional Service                                         235                190

- Marketing/ Productmanagement/ Sales                                     185                147

1) The merger of MeTechnology AG into BROKAT AG, Germany has been completed by May 29, 2000

2) Fernbach Financial Software S. A., Luxembourg has been consolidated as of May 19, 2000

Outlook

Brokat's fiscal year 2000 will continue to be characterized by globalization. The planned acquisitions of the US companies Blaze and GemStone should significantly improve Brokat's positioning in the US market. Brokat is thereby adding important functionality and components that will complement its core product, TwisterTM. The two new companies provide products and technology that allow Brokat to implement complete customer solutions even more rapidly. The acquisitions will make it possible to keep expanding Brokat's position as one of the leading companies in the global m-commerce marketplace.


Legend for SEC-Filing in context with

Brokat's acquisition

of

Blaze Software, Inc.


Filings with the US SEC

Brokat plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about Brokat, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

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                                                                              17

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 951134
(408) 535-1757


In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.


Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.


Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct.

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                                                                              18

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and Brokat's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.